Viceroy	News Release #2006.13
Exploration Ltd.	TSX: VYE

520 – 700 West Pender Street, Vancouver
British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212
Email: info@viceroyexploration.com / www.viceroyexploration.com

News Release

Viceroy Exploration Approved for Listing on the American Stock Exchange

Vancouver, British Columbia, June 5, 2006 – Viceroy Exploration Ltd. (“Viceroy” or the “Company”), is pleased to announce that its common stock has been approved to trade on the American Stock Exchange (“AMEX”). Trading is expected to commence on Tuesday, June 6, 2006, under the symbol “XVE”.

The Company’s President and CEO, Patrick Downey, said "This is another important milestone in our corporate development strategy as we move from being a gold exploration company to a development company. We are very pleased to be listed on the AMEX as we believe that this will provide greater market awareness, better market access and increased liquidity for our shareholders and US investors.”

About Viceroy Exploration Ltd.

Viceroy Exploration Ltd. is a well-financed company focused on the exploration, advancement and development of its 100%-owned Gualcamayo project, in San Juan Province, Argentina.

For more information on the Company and our current exploration progress, visit our website at www.viceroyexploration.com, call us at 604-669-4777, or e-mail us at info@viceroyexploration.com.

For further information contact:
Patrick G. Downey, P. Eng., President and CEO
604-669-4777
or
Alex MacDougall, Investor Relations
519-887-6625

TSX does not accept responsibility for the adequacy or accuracy of this release, which has been prepared by management.

Forward Looking Statements
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and include, among others, the expected date of the Company’s proposed AMEX listing, the Company’s expectation that it will successfully transition to a gold producer, the expectation that the AMEX listing will make the Company more accessible to current and prospective investors in the United States, the size of the Company’s gold deposits, the financial position of the Company and other statements that are not historical facts. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks and uncertainties described in the Company’s registration statement on Form 40-F and Report on Form 6-K filed with the Securities and Exchange Commission.